Exhibit 99.1

Allot Communications Reports 10% Revenue Rise and Continued
Net Profit Growth for Fourth Quarter of 2011

--Revenues reach $22 million; EPS was $0.14 on a non-GAAP basis ($0.12 on a
GAAP basis)--

Key highlights:

- Fourth quarter revenues reached $22 million, a 36% increase over the fourth quarter of 2010

- Fourth quarter non-GAAP net income of $4.2 million; non-GAAP EPS grows to $0.14 from $0.13 in the third quarter of 2011, despite dilution effect due to public offering

- Cash, cash equivalents and marketable securities totaled $159.4 million; generated approximately $7.7 million in cash from operations during the quarter; $15 million for the year 2011

- Revenues for 2011 increase by 36% to $77.8 million; non-GAAP EPS reaches $0.46

Hod Hasharon, Israel – February 7, 2012 – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, today announced that sales and profitability continued to increase during the fourth quarter of 2011, and that the Company’s net profit tripled for the year 2011 on a non-GAAP basis.

Total revenues for the fourth quarter of 2011 reached $22 million, a 36% increase from the $16.2 million of revenues reported for the fourth quarter of 2010, and a 10% increase from the $20.1 million of revenues reported for the third quarter of 2011.  On a GAAP basis, net profit for the fourth quarter of 2011 was $3.5 million, or $0.13 per basic share and $0.12 per diluted share. This compares with net profit of $1.3 million, or $0.06 per basic share and $0.05 per diluted share, in the fourth quarter of 2010, and net profit of $2.1 million, or $0.09 per basic share and $0.08 per diluted share, in the third quarter of 2011.  For the full year 2011, revenues reached $77.8 million, representing a 36% increase over the $57 million of revenues in 2010.  On a GAAP basis, net profit for the year 2011 was $8.8 million, or $0.35 per basic share and $0.33 per diluted share, as compared with a net loss of $5.8 million, or $0.25 per share (basic and diluted), in 2010.

The weighted average number of diluted shares increased in the fourth quarter of 2011 reflecting the issuance of new shares as part of the Company’s public offering which closed on November 15, 2011.

On a non-GAAP basis, excluding the impact of share-based compensation and amortization of certain intangibles, non-GAAP net profit for the fourth quarter of 2011 totaled $4.2 million, or $0.15 per basic share and $0.14 per diluted share, compared with non-GAAP net profit of $1.8 million, or $0.08 per basic share and $0.07 per diluted share, for the fourth  quarter of 2010, and non-GAAP net profit $3.4 million or $0.14 per basic share and $0.13 per diluted share, for the third quarter of 2011.  For the full year 2011, excluding the impact of share-based compensation and amortization of certain intangibles and one-time expenses related to M&A activities, non-GAAP net profit for the year 2011 reached $12.5 million, or $0.50 per basic share and $0.46 per diluted share, compared with a non-GAAP net profit of $4.1 million, or $0.18 per basic share and $0.17 per diluted share, for the full year 2010.

These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable GAAP measures.  The non-GAAP results and a full reconciliation between GAAP and non-GAAP results are provided in the accompanying Tables 2 and 3.  The Company provides these non-GAAP financial measures because it believes that they present a better measure of the Company’s core business and management uses the non-GAAP measures internally to evaluate the Company’s ongoing performance.  Accordingly, the Company believes that they are useful to investors in enhancing an understanding of the Company’s operating performance.

“Allot continued strong growth in 2011, primarily attributable to its leading position in the mobile market," commented Rami Hadar, Allot Communications' President and Chief Executive Officer.  “With video-based applications becoming an ever-increasing challenge for wireline and mobile data networks, we are seeing an increasing number of opportunities throughout Europe, APAC and the Americas.  Our Service Gateway provides the broadest and most robust feature set and services for Tier 1 operators.  It is a major reason for our being chosen for the largest mobile DPI deployment in the world, which covers both 3G and 4G/LTE topologies.”

Recently, the Company achieved the following significant goals:

•	During the quarter, received orders from 10 large service providers, 5 of which represented new customers; of these, three new large customers were mobile operators;

•	Deepened penetration into a second Tier 1 account in Europe;

•	Announced a $9.5 million order from a Tier 1 wireline account in APAC;

•	Completed LTE deployments in Europe: and

•	Raised $85 million in a secondary offering.

As of December 31, 2011, cash, cash equivalents, short term deposits and marketable securities totaled $159.4 million, with no debt.

Conference Call & Webcast

The Allot management team will host a conference call to discuss its fourth quarter and year end 2011 earnings results today at 8:30 AM ET, 3:30 PM Israel time.

To access the conference call, please dial one of the following numbers: US: +1 646 254 3364, UK: +44 (0)20 7136 2054, Israel: +972 3 721 9510, participant code 4434985.

A replay of the conference call will be available from 12:01 am ET on February 8, 2012 through March 8, 2012 at 11:59 pm ET.  To access the replay, please dial: US: +1 347 366 9565, UK: +44 (0)20 7111 1244, access code: 4434985#.

A live webcast of the conference call can be accessed on the Allot Communications website at www.allot.com. The webcast will also be archived on the website following the conference call.

About Allot Communications

Allot Communications Ltd. (NASDAQ: ALLT) is a leading provider of intelligent data traffic optimization and monetization solutions for fixed and mobile broadband operators and large enterprises. Allot's scalable, carrier-grade solutions provide the visibility, topology awareness, security, application control and subscriber management that are vital to managing fixed and mobile data, enhancing user experience, containing operating costs, and enabling service providers to generate revenues from their broadband networks.  Allot's rich portfolio of solutions leverages dynamic actionable recognition technology (DART) to transform broadband pipes into smart networks that can rapidly and efficiently deploy value added Internet services. For more information, please visit http://www.allot.com.

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: our ability to increase the breadth and functionality of the Service Gateway platform through additional partnerships, changes in general economic and business conditions; the Company’s inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact:
Jay Kalish
Executive Director Investor Relations
International access code +972-54-221-1365
jkalish@allot.com

TABLE  - 1
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	(Audited)

Revenues	$22,028	$16,207	$77,753	$56,972
Cost of revenues	6,290	4,590	22,175	15,985
Gross profit	15,738	11,617	55,578	40,987

Operating expenses:
Research and development costs, net	3,692	3,003	13,222	11,264
Sales and marketing	7,268	5,747	26,543	22,021
General and administrative	1,689	1,454	7,474	5,473
Total operating expenses	12,649	10,204	47,239	38,758
Operating profit	3,089	1,413	8,339	2,229
Financial and other income (expenses), net	238	(176)	415	(7,907)
Profit (loss) before income tax expenses	3,327	1,237	8,754	(5,678)

Tax expenses (income)	(170)	(112)	(55)	84
Net profit (loss)	3,497	1,349	8,809	(5,762)

Basic net profit (loss) per share	$0.13	$0.06	$0.35	$(0.25)

Diluted net profit (loss) per share	$0.12	$0.05	$0.33	$(0.25)

Weighted average number of shares
used in computing basic net
earnings per share	27,709,271	23,219,144	25,047,771	22,831,014

Weighted average number of shares
used in computing diluted net
earnings per share	29,556,655	24,627,967	27,071,872	22,831,014

TABLE  - 2
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
RECONCILATION OF GAAP TO NON-GAAP  CONSOLIDATED  STATEMENTS  OF  OPERATIONS
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

GAAP net profit (loss) as reported	$3,497	$1,349	$8,809	$(5,762)

Non-GAAP adjustments
Expenses recorded for stock-based compensation
Cost of revenues	35	23	103	95
Research and development costs, net	155	79	442	352
Sales and marketing	317	196	1,001	851
General and administrative	179	163	710	692
Expenses related to M&A activities
General and administrative	-		1,336
Core technology amortization- cost of revenues	30	30	121	120
Total adjustments to operating profit	716	491	3,713	2,110

Financial and other expenses, net				7,712

Total adjustments	716	491	3,713	9,822

Non-GAAP net profit	$4,213	$1,840	$12,522	$4,060

Non- GAAP basic net profit per share	$0.15	$0.08	$0.50	$0.18

Non- GAAP diluted net profit per share	$0.14	$0.07	$0.46	$0.17

Weighted average number of shares
used in computing basic net
earnings per share	27,709,271	23,219,144	25,047,771	22,831,014

Weighted average number of shares
used in computing diluted net
earnings per share	29,668,381	25,050,767	27,183,472	24,113,668

TABLE  - 3
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS on a NON-GAAP BASIS
(U.S. dollars in thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		Decenber 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)

Revenues	$22,028	$16,207	$77,753	$56,972
Cost of revenues	6,225	4,537	21,951	15,770
Gross profit	15,803	11,670	55,802	41,202

Operating expenses:
Research and development costs, net	3,537	2,924	12,780	10,912
Sales and marketing	6,951	5,551	25,542	21,170
General and administrative	1,510	1,291	5,428	4,781
Total operating expenses	11,998	9,766	43,750	36,863
Operating profit	3,805	1,904	12,052	4,339
Financial and other income (expenses), net	238	(176)	415	(195)
Profit before income tax expenses	4,043	1,728	12,467	4,144

Tax expenses (income)	(170)	(112)	(55)	84
Net profit	4,213	1,840	12,522	4,060

Basic net profit per share	$0.15	0.08	$0.50	$0.18

Diluted net profit per share	$0.14	$0.07	$0.46	$0.17

Weighted average number of shares
used in computing basic net
earnings per share	27,709,271	23,219,144	25,047,771	22,831,014

Weighted average number of shares
used in computing diluted net
earnings per share	29,668,381	25,050,767	27,183,472	24,113,668

TABLE  - 4
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED  BALANCE  SHEETS
(U.S. dollars in thousands)

	December 31,	December 31,
	2011	2010
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$116,682	$42,858
Short term deposits	24,000	-
Marketable securities and restricted cash	18,718	16,591
Trade receivables, net	11,926	10,739
Other receivables and prepaid expenses	5,950	4,958
Inventories	10,501	10,830
Total current assets	187,777	85,976

LONG-TERM ASSETS:
Severance pay fund	178	162
Other assets	356	340
Total long-term assets	534	502

PROPERTY AND EQUIPMENT, NET	5,352	5,193
GOODWILL AND INTANGIBLE ASSETS, NET	3,395	3,516

Total assets	$197,058	$95,187

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$2,684	$5,140
Deferred revenues	16,694	10,828
Other payables and accrued expenses	9,462	10,167
Total current liabilities	28,840	26,135

LONG-TERM LIABILITIES:
Deferred revenues	5,430	3,873
Accrued severance pay	219	191
Total long-term liabilities	5,649	4,064

SHAREHOLDERS' EQUITY	162,569	64,988

Total liabilities and shareholders' equity	$197,058	$95,187

TABLE  - 5
ALLOT COMMUNICATIONS LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2011	2010	2011	2010
	(Unaudited)		(Unaudited)	(Audited)

Cash flows from operating activities:

Net income (Loss)	$3,497	$1,349	$8,809	$(5,762)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	706	616	2,754	2,577
Write-off of property and of equipment, net	-	(158)	-	-
Stock-based compensation related to options granted to employees and non-employees	686	462	2,256	1,990
Amortization of intangible assets	30	30	121	123
Capital loss	1	15	10	70
Increase in accrued severance pay, net	7	148	12	75
Decrease (Increase) in other assets	4	(48)	98	41
Decease (Increase) in accrued interest and amortization of premium on marketable securities	85	(189)	151	(189)
Decrease (Increase) in trade receivables	873	(3,201)	(1,187)	(2,897)
Increase in other receivables and prepaid expenses	(1,876)	(2,126)	(1,083)	(1,495)
Decrease (Increase) in inventories	(1,453)	(1,151)	329	(5,784)
Decrease in long-term deferred taxes	(114)	-	(114)	49
Increase (Decrease) in trade payables	(1,398)	541	(2,708)	1,998
Increase (Decrease) in employees and payroll accruals	(233)	1,793	(748)	1,868
Increase in deferred revenues	7,742	4,118	7,423	7,188
Decrease in other payables and accrued expenses	(851)	(779)	(1,178)	(213)
Realized loss related to sale of available-for-sale marketable securities				7,712

Net cash provided by operating activities	7,706	1,420	14,945	7,351

Cash flows from investing activities:

Decrease (Increase) in restricted deposit	409	-	(78)	-
Investment in short-term deposits	(6,000)		(24,000)	-
Redemption of short-term deposits		-		1,264
Purchase of property and equipment	(915)	(348)	(2,953)	(2,334)
Proceeds from sale of property and equipment	-	130	30	168
Investment in marketable securities	(504)	(11,522)	(4,735)	(16,765)
Proceeds from redemption or sale of marketable securities	200	1,400	2,603	13,652

Net cash used in investing activities	(6,810)	(10,340)	(29,133)	(4,015)

Cash flows from financing activities:

Issuance of share capital related to secondary offering	85,174	-	85,174	-
Exercise of warrants and employee stock options	818	1,850	2,838	3,052

Net cash provided by financing activities	85,992	1,850	88,012	3,052

Increase in cash and cash equivalents	86,888	(7,070)	73,824	6,388
Cash and cash equivalents at the beginning of the year	29,794	49,928	42,858	36,470

Cash and cash equivalents at the end of the year	$116,682	$42,858	$116,682	$42,858